Exhibit 99.1

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name

ELEVRA LITHIUM LIMITED
Date of this announcement

Tuesday July 07, 2026

The +securities the subject of this notification are:
+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX
Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

ELVAM	PERFORMANCE RIGHTS	2,160	30/06/2026

Refer to next page for full details of the announcement
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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 1 - Entity and announcement details

1.1	Name of entity

ELEVRA LITHIUM LIMITED
We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ABN	26091951978

1.3	ASX issuer code

ELV

1.4	The announcement is
New announcement
1.5	Date of this announcement

7/7/2026

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 2 - Issue details

2.1 The +securities the subject of this notification are:
+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2  a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:
has an existing ASX security code ("existing class")

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

ELVAM : PERFORMANCE RIGHTS
Date the +securities the subject of this notification were issued
30/6/2026

Will these +securities rank equally in all respects from their issue date with the existing issued
+securities in that class
Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?
No
Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms
https://announcements.asx.com.au/asxpdf/20251020/pdf/06qr0y78p0ljh5.pdf

Any other information the entity wishes to provide about the +securities the subject of this notification
The Company's Equity Incentive Plan and the issue of securities under it was approved by shareholders at the Company's AGM on 21 November 2025.

Issue details

Number of +securities
2,160

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:
The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1	Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ELV : ORDINARY FULLY PAID	194,016,029

4.2	Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ELVAM : PERFORMANCE RIGHTS	2,660,336

ELVAB : OPTION EXPIRING 12-MAY-2029 EX $18.30	56,678

ELVAN : OPTION EXPIRING 31-DEC-2028 EX $4.80	8,000,000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 5 - Other Listing Rule requirements

5.1   Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?
Yes
5.1a Select the number of the applicable exception in Listing Rule 7.2
13

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